Exhibit 99.1

HANWHA Q CELLS ANNOUNCES OVER 1.5 GW SOLAR MODULE SUPPLY AGREEMENT TO POWER NEXTERA ENERGY RESOURCES’ CONTINUED SOLAR INVESTMENTS IN THE U.S.

•	A subsidiary of Hanwha Q CELLS Co., Ltd. agreed to supply more than 1.5 GW to NextEra Energy Resources, beginning in 4Q 2015 to power its continued solar investment across the U.S.

•	Modules will use Hanwha Q CELLS’ proprietary, high-efficiency Q.ANTUM cell architecture, the world’s first fully commercialized multi c-Si PERC cell in mass production.

•	Cells and modules will be manufactured from Hanwha Q CELLS’ fully automated and highly-efficient production facilities in Malaysia and Korea

Seoul, South Korea — April 20, 2015—Hanwha Q CELLS Co. Ltd (“Hanwha Q CELLS”) (NASDAQ: HQCL) today announced the signing of a major solar module supply agreement with NextEra Energy Resources, LLC, a subsidiary of one of the world’s largest clean energy companies, U.S.-based NextEra Energy, Inc. (NYSE: NEE).

A subsidiary of Hanwha Q CELLS will provide more than 1.5 GW of solar modules to NextEra Energy Resources and its affiliates between 4Q 2015 and 4Q 2016 to help power its continued solar expansion in the U.S.

Seong-woo Nam, Chief Executive Officer of Hanwha Q CELLS, said, “We are proud to become a strategic partner with NextEra Energy Resources, a worldwide renewable-energy leader. This agreement is a testament to the quality, value and competiveness of Hanwha Q CELLS’ advanced solar cell and module technology.” Mr. Nam also added, “This supply deal will enable Hanwha Q CELLS to become the market share leader among global manufacturers in two of the three world’s largest solar markets, the U.S. and Japan.”

“As the world’s largest generator of renewable energy from the wind and sun, we continue to invest in large-scale solar projects,” said Armando Pimentel, president and chief executive officer of NextEra Energy Resources. “Hanwha Q CELLS shares our vision of an affordable clean energy future. We look forward to Hanwha Q CELLS delivering solar cells and modules that will provide reliability, efficiency and durability.”

Hanwha Q CELLS will supply these shipment to NextEra Energy Resourses from its fully automated and highly-efficient cell and module production facilities in Malaysia and Korea. These solar modules will use the company’s newest, proprietary Q.ANTUM cell architecture, which supercharges ordinary crystalline cells enabling them to absorb more sunlight and produce more power than the industry’s standard solutions. Hanwha Q CELLS is the first company that successfully commercialized multi c-Si PERC cell in mass production.

This large-scale supply agreement follows Hanwha Q CELLS’ recent, successful combination with Hanwha SolarOne Co., Ltd. to form a global leader in solar power. The combined entity has the world’s largest solar cell manufacturing capacity, and it is one of the largest solar module manufacturers. Its broad international footprint covers the largest and fastest-growing solar markets worldwide.

“This 1.5 GW supply agreement is early evidence of the effectiveness of the transformational merger between Hanwha SolarOne and Hanwha Q CELLS,” added Mr. Nam of Hanwha Q CELLS. “The financial stability, advanced technology and manufacturing leadership of the new company made this historic supply deal possible. This transaction positions us for longer term growth and contributes to enhanced shareholder value.”

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About Hanwha Q CELLS

In February 2015 Hanwha Q CELLS Co., Ltd. (HQCL) emerged as a new global solar power leader from combining two of the world’s most recognized photovoltaic manufacturers, Hanwha SolarOne and Hanwha Q CELLS. The combined company is listed on NASDAQ under the trading symbol of HQCL. It is headquartered in Seoul, South Korea, (Global Executive Headquarters) and Thalheim, Germany (Technology & Innovation Headquarters) and has, through its subsidiaries, the world’s largest solar cell manufacturer as well as one of the largest photovoltaic module manufacturers. Due to its diverse international footprint including facilities of its subsidiaries in China, Malaysia, and South Korea, Hanwha Q CELLS is in a unique position to flexibly address all global markets, even ones with import tariffs, such as the United States and the European Union. Based on its well respected “Engineered in Germany” technology, innovation and quality, Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top-Ten business enterprise in South Korea. For more information, visit: http://investors.hanwha-qcells.com

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Hanwha Q CELLS’ operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Contact:

Paul Combs

V.P. of Investor Relations

86 Cheonggyecheon-ro

Jung-Gu Seoul 100-797 Korea

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-qcells.com

SOURCE Hanwha Q CELLS Co., Ltd.